Exhibit 99.1

Chartered Semiconductor	1450 McCandless Drive	60 Woodlands Industrial Park D
Manufacturing Ltd.	Milpitas, California 95035	Street Two
(Regn. No.:198703584-K )	Tel: (1) 408941.1100	Singapore 738406
	Fax: (1) 408.941.1101	Tel: (65) 6362.2838
www.charteredsemi.com		Fax: (65) 6362.2938

N e w s R e l e a s e

Investor Contacts:
Suresh Kumar	Clarence Fu
(1) 408.941.1110	(65) 6360.4060
sureshk@charteredsemi.com	cfu@charteredsemi.com

Media Contacts:
Chartered U.S.:	Chartered Singapore:

Tiffany Sparks	Maggie Tan
(1) 408.941.1185	(65) 6360.4705
tiffanys@charteredsemi.com	maggietan@charteredsemi.com
All currency figures stated in this report are in US dollars.
The financial statement amounts in this report are determined in accordance with US GAAP.
In order to provide investors additional information regarding the Company’s financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company’s share of Silicon Manufacturing Partners (“Revenues including Chartered’s share of SMP”). Silicon Manufacturing Partners (SMP or Fab 5) is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered’s revenues (“Revenues”). References to revenues including Chartered’s share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, in Appendix A of this report we have included a reconciliation table which provides comparable data based on revenues determined in accordance with US GAAP, which do not include the Company’s share of SMP.
CHARTERED REPORTS RESULTS FOR THIRD QUARTER 2005
Fourth Quarter 2005 Revenues Expected to Increase Over 20 Percent Sequentially
•	Chartered revenues of $290.1 million, up 49.5 percent sequentially and up 12.8 percent from 3Q 2004.

•	Net loss of $34.5 million, compared to net loss of $67.1 million in the previous quarter and net income of $16.2 million in 3Q 2004.
SINGAPORE – October 21, 2005 – Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, today announced results for third quarter 2005.

“Chartered revenues in third quarter 2005 were up 50 percent and revenues including our share of SMP were up 44 percent sequentially, slightly higher than the top end of the mid-quarter guidance provided on September 6, 2005. The revenue growth was primarily driven by 90-nanometer (nm) shipments which contributed 24 percent of our total business base revenues. For the first time in our history, revenues from 0.13 micron and more advanced technologies crossed the $100 million mark in a quarter, contributing over 40 percent of our total business base revenues. The net loss for the quarter was significantly better than previous guidance, despite higher expense associated with the financing activities concluded during the quarter,” said George Thomas, senior vice president & CFO of Chartered.
Summary of Third Quarter 2005 Performance
•	Revenues were $290.1 million in third quarter 2005, up 49.5 percent from $194.0 million in second quarter 2005. Revenues including Chartered’s share of SMP were $316.5 million, up 43.9 percent from $219.9 million in second quarter 2005, primarily due to significant growth in the consumer sector followed by the communications sector. Compared to the year-ago quarter, revenues were up 12.8 percent from $257.3 million. Revenues including Chartered’s share of SMP were up 3.3 percent from $306.5 million in third quarter 2004 primarily due to significant growth in the consumer sector partially offset by declines in the computer and communications sectors.

•	Gross profit was $37.0 million, or 12.8 percent of revenues, down from a gross profit of $57.5 million, or 22.4 percent of revenues in the year-ago quarter. Gross profit declined compared to the year-ago quarter primarily due to lower revenues from mature technologies and increased depreciation and other manufacturing costs associated with the addition of new capacity during the quarter. Gross profit for the third quarter was an improvement of $36.6 million from a gross profit of $0.4 million, or 0.2 percent of revenues in second quarter 2005, primarily due to higher revenues.

•	Research and development (R&D) expenses were $31.7 million, compared to $27.7 million in both the year-ago quarter and in second quarter 2005, primarily due to increased activity at the advanced 65nm technology node.

•	Pre-production fab start-up cost was nil in third quarter 2005 as Fab 7 started commercial production during second quarter 2005. Pre-production fab start-up cost was $7.9 million in second quarter 2005 and $11.6 million in third quarter 2004.

•	General and administrative (G&A) expenses were $9.2 million, essentially flat compared to $9.1 million in third quarter 2004. G&A expenses decreased 13.3 percent from $10.6 million in second quarter 2005, primarily due to the effect of employee leave clearance in third quarter 2005.

•	Sales and marketing expenses were $11.4 million, up 14.9 percent compared to $9.9 million in the year-ago quarter and up 12.6 percent from $10.1 million in second quarter 2005, primarily due to higher Electronic Design Automation related expenses and higher financial support for customer prototyping activities.

•	Other operating income was nil in third quarter 2005 compared to an income of $4.5 million in third quarter 2004 which was primarily related to resolution of a goods and services tax matter of $4.9 million. Other operating expense was $3.9 million in second quarter 2005 related to a fixed asset impairment charge on assets held for sale.

•	Equity in income of Chartered’s minority-owned joint-venture fab, SMP (Fab 5), was an income of $4.2 million compared to an income of $16.1 million in the year-ago quarter, primarily due to significantly lower revenues. Compared to second quarter 2005, equity in income of SMP increased $3.5 million from an income of $0.8 million, primarily due to lower depreciation.

•	Other income was a net charge of $4.9 million compared to a net credit of $2.8 million in the year-ago quarter mainly due to an expense of $7.0 million, of which $4.5 million was related to termination of hedging transactions as a result of the cash tender offer for the senior convertible notes due April 2006.

•	Net interest expense was $14.1 million compared to $3.6 million in the year-ago quarter, primarily due to higher interest expense resulting from higher outstanding debt and to a lesser extent, higher interest rates, partially offset by higher interest income. Net interest expense increased from $8.6 million in second quarter 2005, primarily due to higher interest expense of $6.1 million attributed to the issuance of senior notes (see Recent Highlights and Events section for description) and lower interest capitalization associated with the ramp of Fab 7, partially offset by higher interest income.

•	None of the losses in Chartered’s consolidated joint-venture fab, Chartered Silicon Partners (CSP or Fab 6), were allocated to the minority interest in third quarter 2005. CSP’s financial position continued to be in capital deficit in third quarter 2005, thereby requiring Chartered to recognize 100 percent of CSP’s results, which was a loss of $34.4 million in the quarter. CSP’s loss in third quarter 2005 decreased compared to the previous quarter, primarily due to higher work-in-progress inventory production and lower depreciation. At the end of third quarter 2005, CSP’s capital deficit was $378.8 million.

•	Net loss was $34.5 million, or negative 11.9 percent of revenues, compared to a net income of $16.2 million, or 6.3 percent of revenues, in the year-ago quarter, and a net loss of $67.1 million, or negative 34.6 percent of revenues in the previous quarter.

•	Loss per American Depositary Share (ADS) and loss per share in third quarter 2005 were $0.14 and $0.01 respectively, compared with earnings per ADS and earnings per share in third quarter 2004 of $0.06 and $0.01 respectively.
Wafer Shipments and Average Selling Prices (eight-inch equivalent)
•	Shipments in third quarter 2005 were 270.7 thousand wafers, an increase of 7.2 percent compared to 252.4 thousand wafers in third quarter 2004, and an increase of 32.8 percent compared to 203.8 thousand wafers shipped in second quarter 2005. Shipments including Chartered’s share of SMP in third quarter 2005 were 295.2 thousand wafers, an increase of 2.8 percent compared to 287.1 thousand wafers in third quarter 2004 and an increase of 31.5 percent compared to 224.5 thousand wafers in second quarter 2005.

•	Average selling price (ASP) was $1,035 per wafer in third quarter 2005, an increase of 13.4 percent compared to $913 per wafer in second quarter 2005, primarily due to higher 90nm shipments in third quarter 2005. ASP including Chartered’s share of SMP was $1,039 per wafer in third quarter 2005, an increase of 10.0 percent from $944 per wafer in second quarter 2005.
Capacity and Utilization
•	Capacity utilization in third quarter 2005 was 74 percent compared to 89 percent in the year-ago quarter, and 65 percent in second quarter 2005. Capacity in third quarter 2005 was up approximately 24 percent compared to third quarter 2004 and up approximately 16 percent compared to second quarter 2005. Capacity utilization is based on total wafer shipments and total capacity, both of which include Chartered’s share of SMP.
Utilization Table
Data including Chartered’s share of SMP

Thousand 8” equivalent wafers	3Q 2004	4Q 2004	1Q 2005	2Q 2005	3Q 2005

Total wafers shipped	287.1	200.8	186.2	224.5	295.2
Total capacity	322.5	327.0	317.0	346.5	401.4
Utilization	89%	61%	59%	65%	74%

Capacity by Fab

(Thousand 8” equivalent wafers)	3Q 2004	4Q 2004	1Q 2005	2Q 2005	3Q 2005	Est. 4Q 2005

Fab 2	131.2	131.8	130.6	137.7	139.2	145.7
Fab 3	73.0	73.0	71.4	74.3	74.2	74.2
Fab 5 (Chartered’s share)	37.2	37.0	34.5	35.8	36.2	35.6
Fab 6	81.1	85.2	80.5	89.4	100.5	112.9
Fab 7 (a)	—	—	—	9.3	51.3	67.5

Total	322.5	327.0	317.0	346.5	401.4	435.9

(a)	Fab 7 started commercial shipment in June 2005.
Market Dynamics
The following business statistics tables provide information on revenues including Chartered’s share of SMP by market sector, region and technology.
Breakdown by Market Sector
Revenues including Chartered’s share of SMP (Percentage of Total)

	3Q 2004	4Q 2004	1Q 2005	2Q 2005	3Q 2005

Communications	48%	47%	37%	44%	38%
Computer	36%	31%	31%	34%	25%
Consumer	12%	17%	27%	16%	32%
Other (b)	4%	5%	5%	6%	5%

Total	100%	100%	100%	100%	100%

Breakdown by Region
Revenues including Chartered’s share of SMP (Percentage of Total)

	3Q 2004	4Q 2004	1Q 2005	2Q 2005	3Q 2005

Americas	61%	67%	68%	58%	72%
Europe	15%	14%	13%	17%	10%
Asia-Pacific	20%	15%	13%	16%	11%
Japan	4%	4%	3%	5%	4%
Other (b)	—	—	3%	4%	3%

Total	100%	100%	100%	100%	100%

Breakdown by Technology (micron)
Revenues including Chartered’s share of SMP (Percentage of Total)

	3Q 2004	4Q 2004	1Q 2005	2Q 2005	3Q 2005

0.09 and below	0%	0%	0%	0%	24%
Up to 0.13	16%	25%	32%	23%	17%
Up to 0.15	5%	3%	4%	6%	4%
Up to 0.18	18%	17%	18%	18%	9%
Up to 0.25	20%	11%	11%	11%	10%
Up to 0.35	28%	26%	21%	26%	21%
Above 0.35	13%	18%	11%	12%	12%
Other (b)	—	—	3%	4%	3%

Total	100%	100%	100%	100%	100%

(b)	Includes revenues from services related to generation of customers’ mask sets.
Recent Highlights and Events
•	During the quarter, Chartered raised a total of $925 million from a public offering of “Senior Notes” and a private placement of “Units”. The Senior Notes consisted of $375 million of 5.75% senior notes due 2010 and $250 million of 6.375% senior notes due 2015. The “Units” comprised convertible redeemable preference shares due 2010 and amortizing bonds due 2010, totaling to an amount of $300 million. Chartered also launched and completed a cash tender offer, repurchasing approximately 83% or $478 million of the outstanding $575 million 2.5% senior convertible notes due April 2006.
•	Chartered provided ATI Technologies with functional samples of its IMAGEON 2240 media processor for high-volume camera phones. Following this prototyping, Chartered will start volume production on its 0.13-micron low-power, all-copper process, providing ATI with additional manufacturing capacity for its IMAGEON 2240.
•	Chartered announced the availability of high-performance value-added solutions for advanced consumer and wireless products. The value-added solutions platform includes 0.18-micron ultra-low leakage high-voltage process for FPD drivers, 0.18-micron and 0.35-micron silicon germanium BiCMOS processes for single-chip ultra-wide band communications and noise-sensitive TV tuners and 0.18-micron and 0.25-micron one-time programmable solutions for RFID chips and microcontroller units.

Review and Outlook
“Based on current demand levels from our customers, we expect Chartered revenues to increase approximately 24 percent and revenues including our share of SMP to increase approximately 23 percent sequentially in fourth quarter 2005,” said Thomas.
“The revenue growth is expected to mainly come from the consumer sector and to a lesser extent the computer sector, as the market is benefiting from the seasonality factor. In terms of technology nodes, 90nm, 0.13-micron and 0.18-micron technologies are expected to be major contributors of this growth. Within the consumer sector, our advanced 90nm shipments, driven by the initial volume build for a new product launch before year end, is providing the impetus for growth.
“After comprehending around nine percent sequential increase in capacity compared to third quarter 2005, we expect a utilization rate of approximately 79 percent for the quarter. As advanced technology shipments increase, we expect revenues from 0.13-micron and below technologies, including 90nm, to represent around 46 percent of our total business base revenues, and 90nm revenues alone to contribute approximately 27 percent of our total business base revenues. With this business outlook, we expect to close the fourth quarter with a profit of around $10 million.”
The outlook for fourth quarter 2005 is as follows:

	3Q 2005		4Q 2005 Guidance
	Actual		Midpoint and range	Sequential change

Revenues	$290.1	M	$359M, +/- $4M	Up 22% to 25%
Revenues including Chartered’s share of SMP	$316.5	M	$389M, +/- $5M	Up 21% to 25%
ASP (c)	$1,035		$1,116, +/- $20	Up 6% to 10%
ASP including Chartered’s share of SMP (c)	$1,039		$1,112, +/- $25	Up 5% to 10%
Utilization	74%		79%, +/- 2%	—
Gross profit (loss)	$37.0	M	$70M, +/- $4M	—
Net income (loss) (d)	$(34.5	)M	$10M, +/- $5M	—
Earnings (loss) per ADS	$(0.14)		$0.04, +/- $0.02	—

(c)	Eight-inch equivalent wafers.

(d)	Net loss includes the negative profit impact from losses attributable to minority interest, which was $16.9 million in third quarter 2005, and is projected to be approximately $10 million in fourth quarter 2005.

CEO Closing Comments
“In October 2004, we set a target for attaining a breakeven utilization of 75 percent by the end of 2005 as part of our roadmap toward a better cost structure. Despite challenging dynamics in pricing environment and product mix, we expect to achieve breakeven utilization of 75 percent for fourth quarter 2005, based on current outlook. This breakeven level is approximately 10 percentage points below the level in fourth quarter 2004, reflecting another significant milestone in the company’s transformation,” said Chia Song Hwee, president & CEO.
“We are aggressively pursuing new markets and customers which were previously beyond our reach with our enhanced and value-added technology positions in both advanced and mature processes. We are already engaging with multiple customers at the 65nm node, as the Chartered-IBM technology platform continues to build momentum in the marketplace. Our continued execution to our goals and strategies are all targeted at bringing Chartered back to sustained profitability and this continues to be a top priority for the management team,” concluded Chia.
Webcast Conference Call Today
Chartered will be discussing its third quarter 2005 results and fourth quarter 2005 outlook on a conference call today, October 21, 2005, at 8:30 a.m. Singapore time (US time 5:30 p.m. PT/8:30 p.m. ET, Thursday, October 20, 2005). A webcast of the conference call will be available to all interested parties on Chartered’s Web site at www.charteredsemi.com, under Investor Relations, or at http://ir.charteredsemi.com.
Mid-Quarter Guidance
The Company provides a guidance update midway through each quarter. For fourth quarter 2005, the Company anticipates issuing its mid-quarter guidance update, via news release, on Friday, December 9, 2005, Singapore time.

APPENDIX A
US GAAP Reconciliation Table
In order to provide investors additional information regarding the company’s financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company’s share of Silicon Manufacturing Partners (“Revenues including Chartered’s share of SMP”). SMP is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered’s revenues (“Revenues”). References to revenues including Chartered’s share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, the tables below provide a reconciliation.

				4Q 2005
	3Q 2004	2Q 2005	3Q 2005	Guidance
	Actual	Actual	Actual	Midpoint

Revenues (e)	$257.3M	$194.0M	$290.1M	$359M
Chartered’s share of SMP revenues	$49.2M	$25.9M	$26.4M	$30M
Revenues including Chartered’s share of SMP	$306.5M	$219.9M	$316.5M	$389M

ASP (e) (f)	$1,019	$913	$1,035	$1,116
ASP of Chartered’s share of SMP revenues (f)	$1,419	$1,253	$1,074	$1,069
ASP including Chartered’s share of SMP (f)	$1,068	$944	$1,039	$1,112

(e) Determined in accordance with US GAAP.

(f) Eight-inch equivalent wafers.

Breakdown by Market Sector
Revenues (US GAAP) (Percentage of Total)

	3Q 2004	4Q 2004	1Q 2005	2Q 2005	3Q 2005

Communications	47%	47%	37%	43%	36%
Computer	36%	30%	29%	32%	24%
Consumer	13%	18%	28%	18%	35%
Other (g)	4%	5%	6%	7%	5%

Total	100%	100%	100%	100%	100%

Chartered’s share of SMP revenues (Percentage of Total)

	3Q 2004	4Q 2004	1Q 2005	2Q 2005	3Q 2005

Communications	54%	43%	33%	44%	54%
Computer	40%	47%	59%	51%	37%
Consumer	3%	10%	7%	3%	7%
Other	3%	—	1%	2%	2%

Total	100%	100%	100%	100%	100%

Revenues including Chartered’s share of SMP (Percentage of Total)

	3Q 2004	4Q 2004	1Q 2005	2Q 2005	3Q 2005

Communications	48%	47%	37%	44%	38%
Computer	36%	31%	31%	34%	25%
Consumer	12%	17%	27%	16%	32%
Other (g)	4%	5%	5%	6%	5%

Total	100%	100%	100%	100%	100%

Breakdown by Region
Revenues (US GAAP) (Percentage of Total)

	3Q 2004	4Q 2004	1Q 2005	2Q 2005	3Q 2005

Americas	65%	71%	73%	63%	74%
Europe	9%	10%	8%	11%	9%
Asia-Pacific	22%	16%	14%	17%	11%
Japan	4%	3%	2%	5%	3%
Other (g)	—	—	3%	4%	3%

Total	100%	100%	100%	100%	100%

Chartered’s share of SMP Revenues (Percentage of Total)

	3Q 2004	4Q 2004	1Q 2005	2Q 2005	3Q 2005

Americas	40%	15%	15%	17%	43%
Europe	46%	74%	74%	66%	28%
Asia-Pacific	12%	2%	—	4%	9%
Japan	2%	9%	11%	13%	20%

Total	100%	100%	100%	100%	100%

Revenues including Chartered’s share of SMP (Percentage of Total)

	3Q 2004	4Q 2004	1Q 2005	2Q 2005	3Q 2005

Americas	61%	67%	68%	58%	72%
Europe	15%	14%	13%	17%	10%
Asia-Pacific	20%	15%	13%	16%	11%
Japan	4%	4%	3%	5%	4%
Other (g)	—	—	3%	4%	3%

Total	100%	100%	100%	100%	100%

Breakdown by Technology (micron)
Revenues (US GAAP) (Percentage of Total)

	3Q 2004	4Q 2004	1Q 2005	2Q 2005	3Q 2005

0.09 and below	—	—	—	—	26%
Up to 0.13	17%	27%	33%	26%	18%
Up to 0.15	—	—	—	—	—
Up to 0.18	13%	15%	17%	14%	6%
Up to 0.25	21%	11%	12%	12%	11%
Up to 0.35	33%	28%	22%	29%	23%
Above 0.35	16%	19%	13%	15%	13%
Other (g)	—	—	3%	4%	3%

Total	100%	100%	100%	100%	100%

Chartered’s share of SMP Revenues (Percentage of Total)

	3Q 2004	4Q 2004	1Q 2005	2Q 2005	3Q 2005

0.09 and below	—	—	—	—	—
Up to 0.13	9%	3%	10%	3%	—
Up to 0.15	34%	39%	53%	50%	47%
Up to 0.18	42%	56%	37%	47%	43%
Up to 0.25	15%	2%	—	—	5%
Up to 0.35	—	—	—	—	5%
Above 0.35	—	—	—	—	—

Total	100%	100%	100%	100%	100%

Revenues including Chartered’s share of SMP (Percentage of Total)

	3Q 2004	4Q 2004	1Q 2005	2Q 2005	3Q 2005

0.09 and below	—	—	—	—	24%
Up to 0.13	16%	25%	32%	23%	17%
Up to 0.15	5%	3%	4%	6%	4%
Up to 0.18	18%	17%	18%	18%	9%
Up to 0.25	20%	11%	11%	11%	10%
Up to 0.35	28%	26%	21%	26%	21%
Above 0.35	13%	18%	11%	12%	12%
Other (g)	—	—	3%	4%	3%

Total	100%	100%	100%	100%	100%

(g) Includes revenues from services related to generation of customers’ mask sets.

About Chartered
Chartered Semiconductor Manufacturing (Nasdaq: CHRT, SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, offers leading-edge technologies down to 90 nanometer (nm), enabling today’s system-on-chip designs. The company further serves the needs of customers through its collaborative, joint development approach on a technology roadmap that extends to 45nm. Chartered’s strategy is based on open and comprehensive design enablement solutions, manufacturing enhancement methodologies, and a commitment to flexible sourcing. In Singapore, the company operates a 300mm fabrication facility and four 200mm facilities. Information about Chartered can be found at http://www.charteredsemi.com.
Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our outlook for the fourth quarter of 2005; projected revenues and average selling prices (including Chartered’s share of SMP), utilization rate, gross profit, net income or profit and earnings per ADS and the expected growth of wafer shipments and revenue (including Chartered’s share of SMP); our expectation of revenue contribution from 0.13-micron and below technologies including 90nm; percentage of revenue from (i) 0.13-micron and below technologies and (ii) 90nm as a percentage of our total business base revenues; estimated capacity by fabs for the fourth quarter 2005; our expectation to achieve breakeven point of 75 percent utilization for fourth quarter 2005 reflect our current views with respect to future events and financial performance and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: changes in market outlook and trends, specifically in the foundry services and consumer, computer and communications markets; demands from our major customers, excess inventory and life cycles of specific products; competition from other foundries; unforeseen delays or interruptions in our plans for our fabrication facilities; the performance level of and technology mix in our fabrication facilities; our progress on leading edge products; the successful implementation of our partnership, technology and supply alliances; the timing and rate of the semiconductor market recovery; economic conditions in the United States as well as globally and the growth rate of fabless companies and the outsourcing strategy of integrated device manufacturers. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2004 and the Company’s Prospectus Supplement dated July 29, 2005 filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of US Dollars, except share and per share data)

	Determined in accordance with US GAAP

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2004	2005	2004	2005

Net revenue	$257,283	$290,133	$741,523	$665,521
Cost of revenue	199,772	253,129	579,462	637,787

Gross profit	57,511	37,004	162,061	27,734

Operating expenses:
Research and development	27,703	31,709	89,836	86,700
Fab start-up costs	11,550	—	23,257	22,697
Sales and marketing	9,912	11,388	28,812	32,007
General and administrative	9,109	9,193	25,825	29,079
Other operating expenses (income), net	(4,499)	—	1,028	3,938

Total operating expenses	53,775	52,290	168,758	174,421

Operating income (loss)	3,736	(15,286)	(6,697)	(146,687)
Equity in income (loss) of SMP	16,057	4,229	37,969	(4,027)
Other income (loss)	2,825	(4,874)	27,532	579
Interest expense, net	(3,606)	(14,062)	(17,339)	(25,089)
Foreign exchange gain (loss), net	(273)	487	22	685

Income (loss) before income taxes	18,739	(29,506)	41,487	(174,539)
Income tax expense	(2,512)	(5,007)	(8,088)	(11,593)

Net income (loss)	$16,227	$(34,513)	$33,399	$(186,132)

Net earnings (loss) per share and ADS

Basic and diluted net earnings (loss) per share	$0.01	$(0.01)	$0.01	$(0.07)

Basic and diluted net earnings (loss) per ADS	$0.06	$(0.14)	$0.13	$(0.74)

Number of shares (in millions) used in computing :
Basic net earnings (loss) per share	2,509.0	2,511.9	2,508.1	2,510.9
Effect of dilutive options	7.2	—	10.3	—

Diluted net earnings (loss) per share	2,516.2	2,511.9	2,518.4	2,510.9

Number of ADS (in millions) used in computing :
Basic net earnings (loss) per ADS	250.9	251.2	250.8	251.1
Effect of dilutive options	0.7	—	1.0	—

Diluted net earnings (loss) per ADS	251.6	251.2	251.8	251.1

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	Determined in accordance with US GAAP
	As of
	December 31,	September 30,
	2004	2005
		(Unaudited)
ASSETS

Cash and cash equivalents	$539,399	$817,090
Receivables, net	143,148	175,464
Inventories	72,159	142,034
Other current assets	46,761	34,814

Total current assets	801,467	1,169,402
Investment in SMP	93,765	83,451
Property, plant and equipment, net	1,914,515	2,062,808
Technology licenses, net	121,953	111,022
Other non-current assets	158,312	141,473

Total assets	$3,090,012	$3,568,156

LIABILITIES AND SHAREHOLDERS’ EQUITY

Payables	$152,348	$170,352
Current installments of long-term debt	352,985	399,309
Other current liabilities	118,388	168,895

Total current liabilities	623,721	738,556
Long-term debt, excluding current installments	882,745	1,128,013
Other non-current liabilities	77,915	132,517

Total liabilities	1,584,381	1,999,086
Convertible redeemable preference shares	—	248,262

Shareholders’ equity	1,505,631	1,320,808

Total liabilities, convertible redeemable preference shares and shareholders’ equity	$3,090,012	$3,568,156

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US Dollars)

	Determined in accordance with US GAAP
	For The Nine Months Ended
	September 30,	September 30,
	2004	2005
CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	$33,399	$(186,132)
Adjustment to reconcile net income (loss) to net cash provided by operating activities:
Equity in (income) loss of SMP	(37,969)	4,027
Cash dividends received from SMP	—	6,300
Depreciation and amortization	327,819	375,236
Foreign exchange loss, net	111	507
Gain on disposal of property, plant and equipment	(1,180)	(264)
Others	5,451	10,040
Changes in operating working capital:
Receivables	(15,806)	(38,464)
Inventories	(27,599)	(69,875)
Other current assets	(2,009)	(569)
Payables and other current liabilities	(32,134)	77,730

Net cash provided by operating activities	250,083	178,536

CASH FLOWS FROM INVESTING ACTIVITIES

Payments for property, plant and equipment	(537,034)	(525,010)
Payments for technology licenses	(35,119)	(6,015)
Payments for deposits	(35,000)	—
Proceeds from sale of property, plant and equipment	30,254	319
Receipts related to refund of deposits and other assets	17,898	45,631
Others	—	(2,832)

Net cash used in investing activities	(559,001)	(487,907)

CASH FLOWS FROM FINANCING ACTIVITIES

Debt
Borrowings	318,000	1,130,068
Repayments	(287,312)	(910,172)
Receipts of customer deposits	450	120,920
Refund of customer deposits	—	(3,267)
Issuance of ordinary shares	1,887	1,946
Issuance of convertible redeemable preference shares	—	248,069
Others	1,800	—

Net cash provided by financing activities	34,825	587,564

Net increase (decrease) in cash and cash equivalents	(274,093)	278,193
Effect of exchange rate changes on cash and cash equivalents	(111)	(502)
Cash and cash equivalents at the beginning of the period	905,472	539,399

Cash and cash equivalents at the end of the period	$631,268	$817,090